First offering of 2026: Kusama Infinity Net Inbox ×

M

Masterworks <notification@masterworks.com>
to selbedeiwy+masterworks

Dear ,

Our first offering of 2026 is here: our smallest-ever Yayoi Kusama Infinity Net, available at just a $307k offering size.

As a reminder, Yayoi Kusama is the highest-selling female artist in auction history, and has totaled more than $1 billion in career sales.

Her auction results are led by her famous Infinity Net paintings, which make up her #1 and #3 top prices at auction. She remains a highly commercial presence at auction, with $50M+ in sales so far this year.

On Masterworks, Kusama has delivered **2 exits**, distributing back $7M+ to more than 1,000 total investors. Past performance not indicative of future results.

This offering features her famous Infinity Net style in a vibrant red palette. At $307k, it's the smallest Infinity Net we've ever offered. Invest here while it's available, and view the offering circular below.

Thanks,

The Masterworks Team
—

MASTERWORKS

www.masterworks.com
1 World Trade Center, 57th Floor, New York, NY 10007

Important Disclosures

View offering circular here. Investing involves risk. Past results are not indicative of future outcomes.

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

"Record Price" reflects the highest hammer price (excluding auction house buyer's premium) ever achieved at a public auction for a particular artist.
Masterworks has offered investments in over 500 works and realized illustrative total net returns of 15%, 17%, and 19% on works held less than one year (not inclusive of unsold works which may be lower).

Masterworks is providing this communication as an agent for its issuer entities, not Masterworks Advisers. Content does not contain legal, tax, investment advice, or a personalized recommendation. Masterworks is not a licensed broker-dealer by the SEC or FINRA.

Masterworks can only make and accept sales after an offering statement has been filed, and "qualified", by the SEC. Any offers may be revoked before notice of qualification. Indications of interest involve no obligation. For further disclosure visit the offering documents filed with the SEC and Important Disclosures at masterworks.com/cd.

Masterworks, LLC is located at 1 World Trade Center, 57th Floor, New York, NY 10007.

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